Anpulo Food, Inc.
Hangkong Road, Xiangfeng Town,
Laifeng County, Hubei 445700, China

March 14, 2014

Via EDGAR
Ryan Adams
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Anpulo Food, Inc. Amendment No. 12to Registration Statement on Form S-1 Filed January 31, 2014 File No. 333-192006

Dear Mr. Adams:

We hereby submit the responses of Anpulo Food, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated February 12, 2014, to Wenping Luo of the Company in regard to the above-referenced Amendment No.2 to Registration Statement on Form S-1 filed on January 31, 2014 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 3 to the Form S-1 (“Amendment No. 3”), filed with the Securities and Exchange Commission on March 14, 2014. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No.2, as amended by the amendment(s).

General

1.    We note your responses to our prior comments 15, 21 and 23. Please provide complete responses to these comments with your next amendment.

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15. We note your response to our prior comment 34 and reissue in part. Please revise to disclose additional information concerning when you identified this company as a potential target and began negotiating a transaction. Also, please clarify whether you intend to amend your prior Exchange Act filings.

Response: We have revised to disclose on pages 4, 42, and 55 when the Company identified Anpulo Laifeng as a potential target and began negotiating a merger. Also, we clarify that we do not intend to amend our prior Exchange Act filings.

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21. We note your response to our prior comment 55 and reissue in part. Specifically, we note that you did not revise your exhibit index to identify any material loans to be filed as exhibits. Please file any material loan agreements as exhibits to the registration statement. To the extent you intend to file such agreements in a subsequent amendment, please revise your exhibit index accordingly.

Response: We have filed the material loan agreement as an exhibit to the registration statement. We did not file the two loan agreements with Industrial and Commercial Bank of China as exhibits because the loans provided in these agreements have been fully repaid by the Company and therefore these agreements have become immaterial to the Company.

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23. We note your response to our prior comment 59. In spite of your response that there is no current or expected relationship between your business and Anpulo Food Development, Inc., please explain why the two companies were given substantially similar names.

Response: We have revised to explain on pages 4, 42, and 55 why the two companies were given substantially similar names.

Registration Statement Cover Page

2.    We note your response to our prior comment 4 and reissue in part. Please explain the applicability of Rule 416(a), as opposed to Rule 416(b), to your offering, as there does not appear be any indications that the shares offered contain anti-dilution terms.

Response: We have revised to reference to Rule 416(b) rather Rule 416(a).

Risk Factors, page 9

3.    We note the disclosure on pages 64 and F-9 that almost half of your cash reserves are held in personal bank accounts in the names of your cashiers, accountants and CEO. To the extent material, please include appropriate risk factor disclosure regarding this arrangement.

Response: We have revised to include a risk factor regarding this arrangement on page 9.

Cautionary Statement Regarding Forward-looking Statements, page 29

4.    Forward-looking statements made by issuers of penny stock or that are made in connection with an initial public offering are excluded from the safe harbors in Section 27A of the Securities Act and Section 21E of the Exchange Act. Please delete the reference to the safe harbors.

Response: We have revised to delete the reference to the safe harbors.

Management’s Discussion and Analysis , page 55

Requirement for Additional Funding, page 64

5.    We note your response to our prior comment 22. Please revise the prospectus summary to disclose that you anticipate your current cash reserves plus cash from operating activities will not be sufficient to meet your ongoing obligations and fund your operations for the next twelve months and to otherwise briefly summarize the liquidity issues discussed in this section.

Response: We have revised the prospectus summary to disclose that we anticipate our current cash reserves plus cash from operating activities will not be sufficient to meet our ongoing obligations and fund our operations for the next twelve months and to briefly summarize the liquidity issues.

Directors, Executive Officers, Promoters and Control Persons, page 68

Executive Compensation, page 74

6.    We note your response to our prior comment 25 and reissue in part. While it appears that you updated the summary compensation table to include fiscal year 2013 information, it does not appear that you updated the remainder of the compensation disclosure, including the outstanding equity awards at fiscal year end and the director compensation table. Please revise accordingly.

Response: We have revised to update the reminder of the compensation disclosure.

Certain Relationships and Related Transactions, page 76

7.    We note your response to our prior comment 27 and reissue in part. Please revise to clarify what is meant by the phrase “loaned an aggregate of $1.2 million and $2.2 million.” We note that these amounts do not add up to the $3,791,804 that was due from Mr. Luo in 2012. Because it appears there was no interest collected on the two loans disclosed, please explain the difference.

Response: Two factors contributed to the difference. First, the amount of $3,791,804 due at December 31, 2012 not only included the amounts loaned in 2012 and 2011 but also included the unpaid ending balance of the amounts due at December 31, 2010 of $370,202; Second, the amount of $3,791,804 due at December 31, 2012 was converted from the amount in RMB using the exchange rate of RMB 6.3011 to $1 on December 31, 2012, while the amounts loaned during 2012 and 2011 were converted from the amounts in RMB using the average exchange rates to present of RMB 6.3034 and RMB 6.4544 to $1 for the year of 2012 and 2011, respectively.

Notes to Financial Statements

Note 1. Organization and Nature of Operations, page F-6

8.    You indicate that the financial statements for Laifeng Anpulo (Group) Food Development Co., Ltd. as of December 31, 2012 and 2011 and for the years then ended include only your meat processing and meat retail divisions, excluding the farm division that was sold in 2011 to Tianli Agritech Inc. You also indicate that since the farming division was sold over two years ago, and you did not want to focus on the farming of livestock, you did not consolidate the farming operations into the 2011 financial statements as it would not have been comparable to the year ended December 31, 2012. Please provide us with your basis in U.S. GAAP for this accounting treatment. Alternatively, please restate your financial statement to comply with ASC 205-20.

Response: With respect to ASC 205-20, would agree that they might be required to disclose their farming operation as a discontinued operation, if they were preparing financial statements for the company as a whole, or as a distinct legal entity. However, when preparing financial statements with respect to an SEC filing, the rules of the SEC also come into play. With respect to the Registrant they were looking into the rules of Reg. S-X as to what constitutes a “Business”.

We refer to Rule 3-05(a)(2) which refers to the definition of a business in Rule 11-01(d). The Registrant believes that they have interpreted the component of their business correctly as that of a meat processor and retailer. Based on the Deloitte guide – “SEC Reporting for Business Combinations and Related Topics” we believe that the Registrant has met the definition of what constitutes a business and accordingly included only the processing and retail divisions of the business. Based on this guide (http://www.deloitte.com/assets/Dcom-UnitedStates/Local%20Assets/Documents/AERS/us_assur_SEC_Roadmap.pdf - page 11) the Registrant believe that they reasonably assessed that the meat processing and retail division was all that needed to be presented. The farming operations were not going to be part of the “nature of the revenue-producing activity……. after the acquisition”, or reverse-merger with respect to the registrant.

As was noted in the manual: “The SEC staff’s analysis of whether an acquisition meets the definition of a business focuses primarily on whether the nature of the revenue-producing activity generally remains the same after the acquisition.” Based on these interpretations we believe that the Registrant interpreted the financial statements to be presented as those of a business, (a business of meat processing and retailing) as opposed to that of a legal entity that had components (hog farming) that were not going to be part of the Registrants’ nature of the revenue-producing activity, after the acquisition, or reverse merger.

In addition the Registrant also sites ASC 505-60 Spinoffs and Reverse Spinoffs - 505-60-S99 SEC Materials - SEC Staff Guidance - Staff Accounting Bulletins “SAB Topic 5.Z.7, Accounting for the Spin- off of a Subsidiary”. Although the situation for the Registrant is not that of a spin-off transaction, many of the attributes of a spin-off are present. In the example cited the “staff has not objected to financial statements that retroactively reflect the reorganization of the business as a change in the reporting entity if the spinoff transaction occurs prior to effectiveness of the registration statement.”

Since the farming business was sold in 2011, there was no impact to the Company’s 2013 and 2012 financial statements. We have updated our S-1 amendment with 2013 and 2012 financial numbers.

9.    You indicate that the operations of your farming division were not presented as a discontinued operations as the Company had not been a previously reporting company and there is no historical precedent to present it as a discontinued operation. Please clarify your statement that there is no precedent to present those operations as discontinued operations. In particular, please tell us how your accounting complies with ASC 205-20. For guidance related to disposal activities that do or do not qualify for reporting as discontinued operations see the illustrations provided in ASC 205-20-55-28 through 55-79.

Response: We incorporate the response to Question 8 as response to this question.

10.  Please revise your financial statements to comply with the disclosure requirements set forth in ASC 205-20-50.

Response: We incorporate the response to Question 8 as response to this question.

Signatures, page 77

11.  Please revise the signature page to conform with the requirements in Form S-1. We note, in particular, the references to “the Securities Exchange Act of 1934” and “this report.”

Response: We have revised the signature page to conform with the requirements in Form S-1.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wenping Luo
Wenping Luo
President and Chief Executive Officer